      As filed with the Securities and Exchange Commission on June 20, 2002
                                                      Registration No. 333-82728
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------
                               AMENDMENT NO. 3 TO
                                    FORM S-3
                             REGISTRATION STATEMENT

                                      UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------

                            MOORE CORPORATION LIMITED
             (Exact name of registrant as specified in its charter)


             CANADA                                          98-0154502
  (State or other jurisdiction                              (I.R.S. employer
       of incorporation or                               identification number)
         organization)



                              ONE CANTERBURY GREEN
                           STAMFORD, CONNECTICUT 06901
                                 (203) 406-3700
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              JENNIFER O. ESTABROOK
                     SENIOR VICE PRESIDENT, GENERAL COUNSEL
                             AND ASSISTANT SECRETARY
                              ONE CANTERBURY GREEN
                           STAMFORD, CONNECTICUT 06901
                                 (203) 406-3700
       (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ----------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: At such time or times as may be determined by the selling shareholders after this registration statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ] _____________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ] _______________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                             ----------------------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

(sidebar start)
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
(sidebar end)


PROSPECTUS (Subject to Completion)
Dated June 20, 2002



                            [MOORE CORPORATION LOGO]


                            MOORE CORPORATION LIMITED


                            15,663,003 COMMON SHARES



     This prospectus relates to an offering by the selling shareholders named herein of 15,663,003 common shares of Moore Corporation Limited. See "Selling Shareholders". Moore will not receive any of the proceeds from the sale of the common shares.


     The selling shareholders may offer the common shares from time to time and in any of several different ways in accordance with their registration rights, as described under "Selling Shareholders" and "Plan of Distribution".


     Moore's common shares are currently listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "MCL". On June 17, 2002, the last sale reported on the New York Stock Exchange was $11.28 per common share and the last sale reported on The Toronto Stock Exchange was C$17.32 per common share.


                            ------------------------

     AN INVESTMENT IN OUR COMMON SHARES INVOLVES SIGNIFICANT RISKS. PLEASE READ THE INFORMATION UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 3 TO LEARN ABOUT SOME FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON SHARES.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. IT IS ILLEGAL FOR ANYONE TO TELL YOU OTHERWISE.

                            ------------------------




                  THE DATE OF THIS PROSPECTUS IS JUNE 20, 2002.

                                TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----
Table of Contents.........................................................2

Moore Corporation Limited.................................................3

Risk Factors..............................................................3

Where You Can Find More Information.......................................6

Forward-Looking Statements................................................7

Use of Proceeds...........................................................8

Price Range Of Our Common Shares And Dividends............................9

Description of Share Capital.............................................10

Selling Shareholders.....................................................11

Shares Eligible for Future Sale..........................................16

Plan of Distribution.....................................................17

Validity of Common Shares................................................19

Experts..................................................................19

                                 --------------

     NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL OR TO BUY ONLY THE SHARES OFFERED BY THIS PROSPECTUS, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY TO THE DATE OF THE PROSPECTUS.

     Unless otherwise indicated, all references in this prospectus to currency are to United States dollars. References in this prospectus to "C$" are to Canadian dollars.

                            MOORE CORPORATION LIMITED

     Moore Corporation Limited is an international leader in the management and distribution of print and digital information. As a result of a realignment of our businesses in 2001 to focus on our core printing businesses, we operate in three complementary business segments: Forms and Labels; Outsourcing; and Commercial. The Forms and Labels business designs, manufactures and sells paper based and electronic business forms and labels and provides electronic print management solutions. The Outsourcing business provides high-quality, high-volume variably imaged print and mail, electronic statement and database management services. The Commercial business produces high-quality, multicolor personalized business communications and provides direct marketing services, including project, database and list management services. Our three business segments are more fully described in the "Business" section of our Form 10-K.

     In 2001, we had net sales of $2.2 billion and a net loss of $358 million, principally as a result of $392 million of pre-tax restructuring and other related non-recurring charges. Our results of operations, including these restructuring and other non-recurring charges, are more fully described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Form 10-K, which is incorporated herein by reference.

     Our executive offices are located at One Canterbury Green, Stamford, Connecticut 06901. Our telephone number is (203) 406-3700 and our internet address is www.moore.com.

                                  RISK FACTORS

     A purchase of the common shares offered by this prospectus involves various risks. These risks include, but are not limited to, the principal factors listed below and the other matters set forth in this prospectus or incorporated by reference in this prospectus. You should carefully consider all of these risks.

     o OUR FINANCIAL PERFORMANCE IS SUBJECT TO THE RISK OF BUSINESS ACQUISITIONS, INCLUDING THE EFFECTS OF INCREASED BORROWING AND THE INTEGRATION OF BUSINESSES. Our business strategy includes growth through acquisitions. We have completed two acquisitions in the last six months and continue to seek to acquire similar or complementary businesses in the future. Such acquisitions are likely to require increased borrowing, the issuance of equity securities, including our common shares, assumption of indebtedness and some combinations thereof. While we anticipate that our acquisitions will be beneficial, we cannot predict if any such transactions will be consummated, the terms or forms of consideration required in any such transactions, nor whether the acquired businesses will be successfully integrated into our operations. Our success is dependent in part upon our ability to effectively integrate acquired operations with our operations. Accordingly, no assurance can be made that such acquisitions will not have a material adverse effect on the Company's performance .

     While we believe that we have sufficient management and other resources to accomplish the integration of our past and future acquisitions, there can be no assurance in this regard. We may also experience difficulties with retaining customers, suppliers, employees or others. We also rely on sellers for transition assistance. In addition, while we are generally entitled to customary indemnification from sellers of businesses for any difficulties that may have arisen prior to our acquisition of each business, the amount and time for claiming under these indemnification provisions is limited. There can be no assurance that we will be able to identify and make acquisitions on acceptable terms or that we will be able to obtain financing for such acquisitions on acceptable terms. As a result, our financial performance is now and will continue to be subject to various risks associated with the acquisition of businesses, including the financial effects associated with any increased borrowing required to fund such acquisitions or with the integration of such businesses.

     o OUR 2000 AND 2001 FINANCIAL STATEMENTS REFLECT SUBSTANTIAL NET LOSSES AND WE CANNOT ASSURE YOU THAT WE WILL BE PROFITABLE IN THE FUTURE. We reported net losses of $358.0 million in 2001 and $66.4 million in 2000. The net losses in 2001 primarily reflected a substantial amount of restructuring and non-recurring charges. The net losses in 2000 primarily reflected increasing cost of sales as a percentage of revenues and increased depreciation and amortization charges. We can not assure that we will realize net income in the future. If our net losses continue, our ability to raise financing, or to do so on favorable terms, may be limited as those losses are taken into account by investors and credit ratings organizations.

     o OUR INITIATIVES TO IMPROVE OUR COST STRUCTURE MAY NOT BE SUCCESSFUL. As described in our Form 10-K, Management has developed a six point action plan to increase revenue and reduce costs. As a result of the implementation of the plan, we incurred $391.2 million of pre-tax restructuring and other related charges during 2001. Although the plan has been implemented to improve our cost structure in 2002 and beyond, cost reductions, revenue enhancements and attractive acquisition opportunities may not arise and we may not achieve the goals of the six-point plan. A failure to successfully implement the improvements to our cost structure in 2002 and beyond could have a material adverse effect on our financial position and results of operations and may also negatively impact our share price.

     o OUR PERFORMANCE IS DEPENDENT UPON OUR KEY PERSONNEL. Our performance depends in large part on the continued service of the management team that joined Moore in late 2000 and 2001 to lead our turnaround. Our performance is also dependent upon our ability to attract, retain and motivate highly qualified personnel to complete the turnaround and execute our business strategy. There can be no assurance that we will be able to retain our management team or to attract and retain other highly qualified personnel and our inability to do so could have a material adverse effect upon our financial position and results of operations and may also negatively impact our share price.

     o THE HIGHLY COMPETITIVE MARKET FOR OUR PRODUCTS AND INDUSTRY CONSOLIDATION WILL CREATE ADVERSE PRICING PRESSURES. Although we are a diversified printing company, the market for most of our product categories is highly competitive. Most of the markets we serve are relatively fragmented and have a large number of competitors. Some of these competitors are larger than we are and have greater financial and technical resources. We believe that excess capacity in each of these markets combined with the current economic conditions have caused downward pricing pressure and increased competition. In addition, consolidation in the markets that we compete in has in the past, and could in the future, increase competitive pricing pressures. As we describe above under "--Our financial performance is subject to the risk of business acquisitions, including the effects of increased borrowing, the integration of businesses and industry consolidation," our business strategy includes growth through acquisitions. If we are not successful in completing and integrating acquisitions while our competitors are successful in doing so, competitive pressures could have a material adverse effect on our financial position and results of operations.

     o VOLATILITY OF RAW MATERIALS PRICES AND AVAILABILITY MAY ADVERSELY AFFECT OUR FINANCIAL RESULTS. The primary raw materials we use are paper and ink. The cost of paper and ink represents a significant portion of our costs of sales. Increases in price or a lack of availability of supply of these raw materials could have a material adverse effect on our financial condition and results of operations. We use our significant purchasing volume to negotiate long term supply contracts that give us favorable prices, terms, quality and service. While we believe that these long term contracts will enable us to receive adequate supplies of paper in the event of a tight paper supply, there can be no assurance in this regard.

     o FOREIGN CURRENCY EXCHANGE RATES MAY ADVERSELY AFFECT OUR FINANCIAL RESULTS. We are exposed to market risks resulting from changes in foreign currency exchange rates. Although operating in local currencies limits the impact of currency rate fluctuations on the operating results of our foreign subsidiaries and business units, fluctuations in such rates affect the translation of these results into our financial statements. To the extent revenues and expenses are not in local currency, we enter into foreign currency forward contracts to hedge the currency risk.

     o OUR SENIOR GUARANTEED NOTES AND OUR REVOLVING CREDIT FACILITY CONTAIN COVENANTS THAT MAY LIMIT OUR FLEXIBILITY OR PREVENT US FROM TAKING ACTIONS. Our senior guaranteed notes and revolving term credit facility agreements contain various restrictive covenants that among other things, limit additional indebtedness and limit our ability to engage in certain transactions with affiliates, create liens on assets, engage in mergers and consolidations, or dispose of assets. A failure to comply with these covenants would result in an event of default under the senior guaranteed notes or revolving credit facility and could have a material adverse effect on our financial position and results of operations. As a result, the covenants under our senior guaranteed notes and revolving credit facility affect, and in many respects significantly limit or prohibit, among other things, our ability to:

     o  incur indebtedness;

     o  engage in transactions with affiliates;

     o  create liens on assets;

     o  sell assets;

     o  engage in mergers and acquisitions; and

     o  realize important elements of our business strategy.

     The terms of the senior guaranteed notes and revolving credit facility also require us to meet certain financial ratios and tests, including, but not limited to, ratios and tests based on our net worth, leverage and interest coverage. These covenants may prevent us from integrating our acquired businesses, pursuing acquisitions, significantly limit our operating and financial flexibility and limit our ability to respond to changes in our business or competitive activities. In addition, indebtedness that we incur in the future, including indebtednesses that we may incur to fund acquisitions, may have similar, or more stringent, restrictive covenants and financial tests.

     o WE MAY BE UNABLE TO SUCCESSFULLY RENEGOTIATE OUR REVOLVING CREDIT FACILITY ON TERMS WE DEEM ACCEPTABLE. Our revolving credit facility terminates on August 5, 2002. We are currently negotiating with our bank group to extend the revolving credit facility. We may be unable to obtain credit arrangements on terms we deem acceptable. If we are unable to successfully negotiate a new revolving credit facility that provides sufficient capital for our business, we could be forced to alter our business strategy or obtain alternative sources of financing.

     o WE SUSPENDED PAYMENT OF DIVIDENDS ON OUR COMMON SHARES IN 2001 AND PRESENTLY DO NOT INTEND TO RESUME DIVIDEND PAYMENTS ON OUR COMMON SHARES. On April 25, 2001, our board of directors suspended the payment of dividends on our common shares in light of our financial condition. The board does not intend to resume the payment of dividends for the foreseeable future. This could reduce demand for our common shares among investors that only purchase shares that pay cash dividends.

     o OUR SHARE PRICE MAY DECLINE DUE TO THE LARGE NUMBERS OF SHARES ELIGIBLE FOR FUTURE SALE. Future sales of substantial amounts of our common shares in the public market or otherwise, or the perception that such sales may occur, could adversely affect the prevailing market price of our common shares. A substantial number of common shares are eligible for future sale under this prospectus or otherwise. As of April 30, 2002, we had outstanding 112,071,096 common shares, including 21,692,311 common shares issued upon conversion of our $70.5 million subordinated convertible debenture due June 30, 2009 and an additional 1,650,000 common shares issued to the GSC Investors as an inducement for the conversion of the subordinated convertible debenture, as described under "Selling Shareholders". Other than the 1,650,000 additional common shares issued to the GSC Investors, all of these shares were eligible for sale in accordance with Rule 144 under the Securities Act upon issuance. The possible implications of the sale of these common shares and other common shares that we may issue to satisfy certain contractual obligations are also discussed under "--We have a contractual obligation to make a cash payment or issue additional shares to the GSC Investors at the end of 2002 and 2003 if there is a decline in our share price at those times; a share issuance could cause a further decline in our share price" below and "Shares Eligible for Future Sale" herein.

     As of April 30, 2002, 14,010,213 of the common shares registered hereby were issued upon conversion of our subordinated convertible debenture and are eligible for sale in accordance with Rule 144 under the Securities Act. The 1,650,000 additional common shares issued to the GSC Investors will be eligible for sale in accordance with Rule 144 under the Securities Act after December 28, 2002 and any contingent common shares issued to the GSC Investors, as described below, will be eligible for sale in accordance with Rule 144 under the Securities Act one year following issuance.

     o WE HAVE A CONTRACTUAL OBLIGATION TO MAKE A CASH PAYMENT OR ISSUE ADDITIONAL SHARES TO THE GSC INVESTORS AT THE END OF 2002 AND 2003 IF THERE IS A DECLINE IN OUR SHARE PRICE AT THOSE TIMES; A SHARE ISSUANCE COULD CAUSE A FURTHER DECLINE IN OUR SHARE PRICE. If our share price declines below certain levels at the end of 2002, we are required to make a cash payment or, at our option (subject to regulatory approval), issue up to 3 million additional common shares to the GSC Investors. In addition, if our share price declines below certain levels at the end of 2003, we are required to make another cash payment or, at our option (subject to regulatory approval), issue up to 6 million additional shares to the GSC Investors. The details of these contingent issuances or payments are described herein under "Selling Shareholders". An issuance of a substantial number of shares would dilute our earnings per share and could cause a further decline in our stock price.

                       WHERE YOU CAN FIND MORE INFORMATION


THE REGISTRATION STATEMENT

     We have filed a registration statement with the Securities and Exchange Commission, or the SEC, that registers the shares offered by this prospectus.

     The registration statement that we filed with the SEC, including the attached exhibits and schedules, contains additional relevant information about Moore and its common shares. The SEC allows us to omit some information included in the registration statement from this prospectus. You should read the entire registration statement in order to obtain this additional information.

FILINGS WITH THE SEC

     In addition, we file reports, proxy statements and other information with the SEC on a regular basis. You may read and copy this information or obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC's Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

     The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like Moore, who file electronically with the SEC. The address of that site is http://www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

     THE SEC ALLOWS US TO "INCORPORATE BY REFERENCE" INFORMATION INTO THIS PROSPECTUS. THIS MEANS THAT WE CAN DISCLOSE IMPORTANT INFORMATION TO YOU BY REFERRING YOU TO ANOTHER DOCUMENT FILED SEPARATELY WITH THE SEC. This information incorporated by reference is a part of this prospectus, unless we provide you with different information in this prospectus or the information is modified or superseded by a subsequently filed document.

     This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC. They contain important information about Moore and its financial condition.

     o Moore's Annual Report on Form 10-K for the year ended December 31, 2001 (our "Form 10-K").

     o Moore's Quarterly Report on Form 10-Q for the three months ended March 31, 2002 (our "Form 10-Q").

     o Moore's Current Reports on Form 8-K filed January 3, 2002, January 9, 2002, January 15, 2002, April 4, 2002 and April 16, 2002.

     This prospectus also incorporates by reference additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the time of filing of the initial registration statement and before effectiveness of the registration statement, and after the date of this prospectus and before the termination of this offering. These documents include annual reports, quarterly reports and other current reports, as well as proxy statements that will automatically update and supersede the information in this prospectus.

     You can obtain any of the documents incorporated by reference in this document from us or from the SEC through the SEC's web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless we specifically incorporated by reference the exhibit in this prospectus. You can obtain these documents from us by requesting them in writing or by telephone at the following address or number:

                                    Secretary
                            Moore Corporation Limited
                           c/o Moore Executive Offices
                              One Canterbury Green
                           Stamford, Connecticut 06901
                            Telephone: (203) 406-3700

OTHER INFORMATION

     We have not authorized anyone to give you any information about us or this offering that is different from what we tell you in this prospectus or in any of the materials that we have incorporated into this document. If anyone gives you any other information about us, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to buy, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

                           FORWARD-LOOKING STATEMENTS

FORWARD-LOOKING STATEMENTS MADE IN THIS PROSPECTUS

     In this prospectus, we make forward-looking statements about our financial condition, results of operations and business. Forward-looking statements are statements made by us concerning events that may or may not occur in the future. These statements may be made directly in this document or may be "incorporated by reference" from other documents. You can find many of these statements by looking for words like "believes," "expects," "anticipates," "estimates" or similar expressions.

FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE

     Forward-looking statements involve known and unknown risks, uncertainties and other factors, including those identified under "Risk Factors" below, elsewhere in this prospectus and incorporated by reference in this prospectus that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following:

     o  general economic and business conditions;

     o  changes in customer preferences;

     o  competition;

     o  availability of raw materials;

     o the integration of any acquisition, including the integration of transferred employees;

     o  changes in our business strategy;

     o  our indebtedness;

     o quality of our management and business abilities and the judgment of our personnel;

     o  the availability, terms and deployment of capital; and

     o  various other factors referenced in this prospectus and our Form 10-K.

     See "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 1: Business" in our Form 10-K for a further discussion of these factors. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                 USE OF PROCEEDS

     The shares may be sold by this prospectus by the selling shareholders. We will not receive any proceeds from the sales of the shares, but we will bear some of the expenses. See "Plan of Distribution -- Expenses" for a description of the payment of expenses.

                 PRICE RANGE OF OUR COMMON SHARES AND DIVIDENDS

     The following table sets forth the high and low closing sales prices of our common shares on The Toronto Stock Exchange and the New York Stock Exchange.

                                    THE TORONTO               NEW YORK STOCK
                                STOCK EXCHANGE (C$)            EXCHANGE ($)
                                -------------------            ------------
                                High          Low             High      Low
                                ----          ---             ----      ---
      2000
      4th quarter               5.10          3.50            3.31      2.31
      3rd quarter               5.15          3.35            3.43      2.31
      2nd quarter               6.85          3.25            4.81      2.19
      1st quarter               9.90          4.56            6.75      3.12

      2001
      4th quarter               15.30        10.88            9.50      6.90
      3rd quarter               12.95         8.00            8.30      5.25
      2nd quarter                9.25         5.67            5.95      3.67
      1st quarter                7.70         4.55            5.19      3.06

      2002
      1st quarter               21.18        14.51           13.38      9.18
      2nd quarter (through
      June 17)                  22.00        17.21           14.35     11.15


     On December 31, 2001, there were 4,194 holders of record of our common shares.

DIVIDENDS

     In 2000, we paid a dividend of $0.05 per share each quarter. We also paid a dividend of $0.05 per share on April 2, 2001 to holders of record as of March 2, 2001. On April 25, 2001, our board of directors suspended the payment of dividends on our common shares in light of our financial condition. The board does not intend to resume the payment of dividends for the foreseeable future.

     Withholding taxes at the rate of 25% are imposed on the payment of dividends to non-residents of Canada. Under the present Canada/United States tax treaty, that rate is generally reduced to 15%.

                          DESCRIPTION OF SHARE CAPITAL


     The following description of our share capital and provisions of our articles of continuance and bylaws is intended as a summary only and is qualified in its entirety by reference to the provisions of our articles of continuance and bylaws, which are filed as exhibits hereto, and to the laws of Canada.


GENERAL

     Our authorized share capital currently consists of an unlimited number of common shares and an unlimited number of preference shares issuable in one or more series.

COMMON SHARES

     As of April 30, 2002, there were 112,071,096 common shares issued and outstanding. As of April 30, 2002, an additional 6,363,169 common shares were reserved for issuance under our stock option plans.

     Subject to the preferences, limitations and relative rights of holders of our preference shares described below, the holders of our common shares are entitled, among other things:

     o to share ratably in dividends if, when, and as declared by our board of directors out of funds legally available therefor,

     o to receive notice of any meeting of shareholders and to one vote for each share held of record on all matters at all meetings of shareholders, except at a meeting where holders of one class or a particular series are entitled to vote separately, and

     o in the event of our liquidation, dissolution or winding-up, to share ratably in the distribution of assets remaining after payment of debts, obligations and expenses.

     Holders of our common shares have no cumulative voting rights or preemptive rights to subscribe for or purchase any additional shares of capital stock issued by us.

PREFERENCE SHARES

     SHARES ISSUABLE. We are currently authorized to issue an unlimited number of preference shares, none of which are currently issued and outstanding. Our preference shares may be issued in one or more series by our board of directors without further action by shareholders.

     PRIORITY AND DIVIDEND RIGHTS. Our preference shares are entitled to a preference over our common shares and to any other of our other shares ranking junior to the preference shares with respect to payment of dividends and amounts payable in the event of our liquidation, dissolution or winding up. The preference shares of any series are entitled to such other preferences over the common shares and any other shares ranking junior to the preference shares as may be determined by the directors when authorizing the respective series.

     VOTING RIGHTS. The holders of preference shares are not entitled to receive notice of or to attend or to vote at any meeting of our shareholders and are not entitled to vote separately as a class or as a series on any proposal to amend our articles to change the maximum number of the shares of any class or series thereof, or to effect an exchange, reclassification or cancellation of the preference shares or any series thereof, or to create a new class of shares or series thereof having rights or privileges equal or superior to the preference shares or any series thereof, provided,

     o the holder of any series of preference shares is entitled to receive notice of and to attend and to vote at meetings of our shareholders to the extent specifically provided in the rights and privileges attached to such series, provided, that such voting rights, if any, may only arise in the event of non-payment of dividends on such series;

     o the holders of the preference shares or of any series are entitled to vote separately as a class or as a series in respect of any matter for which a separate class vote is specifically provided in the Ontario Business Corporations Act (other than a proposal to amend the articles in the manner described above); and

     o the holders of preference shares are entitled to receive notice of a meeting of the shareholders called for the purpose of authorizing the dissolution of Moore or the sale of its undertaking or a substantial part thereof.

     OTHER MATTERS. Our board of directors is authorized to fix as to any such series the number of shares to be issued and the designation, rights, privileges, restrictions and conditions attaching to the preference shares of such series, including the rate of preferential dividends, whether dividends will be cumulative or non-cumulative, the dates of payment of dividends, whether the shares will be redeemable and, if so, the redemption price and the terms and conditions of redemption, any voting rights, any conversion rights, any sinking fund, purchase fund or other provisions attaching thereto, and the amount payable on return of capital in the event of our liquidation, dissolution or winding-up. Depending upon the rights of any preference shares, their issuance could have an adverse effect on holders of our common shares by delaying or preventing a change in control, making removal of our present management more difficult or resulting in restrictions upon the payment of dividends and other distributions to the holders of our common shares.

SERIES 1 PREFERENCE SHARES

      On December 11, 2000, our board of directors approved the creation of the Series 1 Preference Shares and issued 1,580,000 options to purchase Series 1 Preference Shares in order to induce certain members of our management to join Moore. On December 11, 2001, 25% of these options vested and became exercisable. An additional 25% will become vested and exercisable on each of December 11, 2002, 2003 and 2004. Initially, such options contained a cash-out provision permitting the holder to receive, at the holder's election and in lieu of the delivery of Series 1 Preference Shares, an amount with respect to each Series 1 Preference Share equal to the positive difference between the current market value per Series 1 Preference Share and the exercise price per share of such option. At our annual meeting of shareholders on April 18, 2002, our shareholders approved an amendment to the terms of these options to eliminate the cash-out provisions and to make them exercisable for one common share per option instead of one Series 1 Preference Share. The exercise price, which is Cdn$3.65, remained unchanged. No Series 1 Preference Shares were issued prior to the amendment.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common shares is Computershare Trust of Canada.


                              SELLING SHAREHOLDERS

     All of the shares offered by this prospectus by the selling shareholders were received and are being registered under registration rights received in connection with the purchase in December 2000 by Chancery Lane/GSC Investors, L.P., which we refer to as the Partnership, of our $70.5 million subordinated convertible debenture due June 30, 2009, which we call the Debenture, and the conversion of the Debenture in December 2001 into 21,692,311 of our common shares. The Partnership and the identity of the natural persons and entities that made up the Partnership are described below.

ADDITIONAL SHARES

     As an inducement to obtain the early conversion of the Debenture, we issued an additional 1,650,000 common shares (the "additional shares") to Greenwich Street Capital Partners II, L.P., GSCP Offshore Fund, L.P., Greenwich Fund, L.P., Greenwich Street Employees Fund, L.P. and TRV Executive Fund, L.P. (collectively, the "GSC Investors"), which held all of the Class A limited partnership interests in the Partnership that, under the terms of the agreement governing the Partnership, entitled them to all of the interest paid on the debenture and any redemption premium. In addition, we also agreed to make a payment in cash to the GSC Investors if the 20 day weighted average trading price of the common shares on the New York Stock Exchange at December 31, 2002 is less than $8.00. The amount payable, if any, would be the difference between $14 million and the value at December 31, 2002 of the additional shares issued, provided the maximum amount payable by us shall not, in any event, exceed the value of 3,000,000 common shares at such date. This payment would be due even if the GSC Investors no longer hold the additional shares. In addition, if at December 31, 2003, the 20 day weighted average trading price of the common shares on the New York Stock Exchange is less than $10.83, we agreed to make a further cash payment to the GSC Investors equal to the lesser of $9 million and the value of 6 million common shares at such date. At our option, any of these payments may be made in common shares, subject to regulatory approval. The registration rights also are applicable to the additional shares.

CHANCERY LANE/GSC INVESTORS, L.P.

     The Partnership was formed in December 2000 for the purpose of investing in the Debenture. The Debenture was convertible into 21,692,311 of our common shares at a rate of $3.25 per share. At initial issuance, those common shares represented about 19.7% of the then outstanding common shares upon conversion in full of the Debenture.

     The general partner of the Partnership was CLGI, Inc., whose sole shareholder was R. Theodore Ammon. As noted, the Class A limited partners of the Partnership were the GSC Investors and the following natural persons and entities were Class B limited partners of the Partnership:

                  Chancery Lane MIC, L.P.
                  Greenwich Street Capital Partners II, L.P.
                  GSCP Offshore Fund, L.P.
                  Greenwich Fund, L.P.
                  Greenwich Street Employees Fund, L.P.
                  TRV Executive Fund, L.P.
                  BTIP/Berenson Minella
                  DB Capital Investors, L.P.
                  Mark Alan Angelson 1997 Trust
                  Roger Altman
                  Austin Beutner
                  Robert Burton
                  James E. Lillie
                  Robert B. Lewis
                  Thomas Quinlan, III
                  Mark Hiltwein
                  Robert Burton, Jr.
                  Michael Burton
                  CLGI, Inc.

     The Class A limited partners collectively invested $47 million in the Partnership and had (1) the right to all interest and redemption premium on the Debenture, (2) the right to exchange their Class A limited partnership interests for up to 40% of the Debenture or the common shares issuable on conversion of the Debenture and (3) the right to consent to the Partnership's conversion of the Debenture for so long as any Class A limited partnership interests were outstanding, unless certain minimum trading price or other conditions had been met. The Class B limited partners collectively invested $23.5 million in the Partnership and had the right to exchange their Class B limited partnership interests for up to 60% of the Debenture or the common shares issuable upon conversion of the Debenture if certain conditions were met. The Class B limited partners had no right to any interest or redemption premium from the Debenture. The Partnership's general partner had only a nominal interest in the Partnership.

CONVERSION OF THE DEBENTURE AND RELATED AGREEMENTS

     As the minimum trading price or other conditions that would have allowed the Partnership to convert the Debenture without the Class A limited partners' consent had not been satisfied by December 2001, the Partnership could not convert the Debenture at that time without that consent.

     In early December 2001, we came to a general understanding with the Class A limited partners regarding an agreement for the early conversion by the Partnership of the Debenture. This understanding included the issuance of the additional shares and the other agreements with the GSC Investors referred to in the second paragraph of this "Selling Shareholders" section. At that time, our board of directors appointed a special committee of 3 directors, entirely independent of the Partnership and the GSC Investors and with no personal interest in the transaction, to review the transaction and report to our full board of directors. The special committee retained independent financial and legal advisors. Based on their own review of the transaction, and advice they received from their advisors, including an opinion from their financial advisor that the consideration to be paid by us was fair from a financial point of view, the special committee recommended the transaction to our board of directors for approval. Our board (with Messrs. Angelson, Burton and Eckert having disclosed their interest in the transaction and refraining from voting) unanimously approved the transaction.


ALLOCATION OF COMMON SHARES


     On December 28, 2001, pursuant to their rights under the partnership agreement, the Partnership's partners received 21,692,311 of our common shares. Those shares were allocated in accordance with the partnership agreement, with 40% of the shares allocated to the GSC Investors, as the Class A limited partners, and 60% of the shares allocated to the Class B limited partners, which included certain members of our management who are identified on this page below under "Interest of Officers and Directors in the Debenture". Aside from the 1,650,000 additional shares issued as an inducement to the Class A limited partners to induce them to consent to the Partnership's early conversion of the Debenture, the shares issued to the Partnership were divided among the partners of the Partnership on a pro rata basis in accordance with their entitlements under their partnership agreement.


     The 1,650,000 additional shares, which were issued as an inducement to the Class A limited partners to require the Partnership to convert the Debenture, were issued in exchange for preferred shares issued by a subsidiary of ours - Moore Holdings U.S.A. Inc., a Delaware corporation. Moore Holdings U.S.A. issued those preferred shares to the Partnership, the Partnership distributed the preferred shares to the GSC Investors and we issued 1,650,000 common shares to the GSC Investors upon transfer to us of the 1,650,000 preferred shares issued by Moore Holdings U.S.A. The 1,650,000 additional shares were allocated among the GSC Investors in proportion to their investment in the Class A limited partnership interests.

     We paid the expenses of the Partnership and certain of the expenses of the GSC Investors in connection with the conversion and the issuance of the additional shares.

INTEREST OF OFFICERS AND DIRECTORS IN THE DEBENTURE

     Alfred C. Eckert III, who is our director, is a managing member of the general partner of each of the GSC Investors. Additionally Robert G. Burton, our Chairman, President and Chief Executive Officer; Mark A. Angelson, our director; Robert B. Lewis, our President, Business Communications Services; James E. Lillie, our Executive Vice President, Operations and Secretary; Thomas J. Quinlan, our Executive Vice President, Treasurer; Mark S. Hiltwein, our Executive Vice President, Chief Financial Officer; Robert G. Burton, Jr., our Senior Vice President, Investor Relations and Business Development; and Michael Burton, our Vice President, Operations - Commercial Division were Class B limited partners of the Partnership and, therefore, had an interest in the Debenture conversion. Of the 21,692,311 common shares issued upon conversion of the Debenture, an aggregate of 11,446,155 were issued to the GSC Investors, 306,237 were issued to Mr. Angelson and a trust controlled by Mr. Angelson, 1,107,693 were issued to Mr. Burton, 166,154 were issued to each of Messrs. Lewis and Lillie, 138,462 were issued to Mr. Quinlan and 55,385 were issued to Messrs. Hiltwein, Robert Burton, Jr. and Michael Burton. As described above, all common shares were allocated among the Partnership's partners in proportion to their investments in the Partnership.

REGISTRATION OF COMMON SHARES

     Under the terms of the registration rights agreement with the Partnership entered into in December 2000, the Partnership had certain rights to request that we file a registration statement registering, for offer and sale, the Partnership's shares issued upon conversion of the Debenture and the additional shares. The right to request registration under the terms of the registration rights agreement was assigned to the GSC Investors in connection with the conversion of the Debenture and the dissolution of the Partnership. On January 10, 2002, the GSC Investors exercised their right under this registration rights agreement to request that we file the registration statement that includes this prospectus. The registration rights agreement, along with a second registration rights agreement entered into among Moore, the Partnership and the GSC Investors in December 2001, provides, among other things, for the right to request two widely-distributed underwritten offerings under this prospectus. In addition, (1) the GSC Investors, as the parties requesting the registration of the shares covered by this prospectus, have the right to request an unlimited number of block trades (whether or not underwritten) and an unlimited number of non-underwritten takedowns and (2) the other selling shareholders exercising piggy-back rights have the right to participate in a widely-distributed underwritten offering requested by the GSC Investors, subject to cutback rights, and to sell their shares in block trades.

SELLING SHAREHOLDERS

     The following table sets forth, based on information currently available to
Moore:

     o  the name of each selling shareholder;

     o the number of shares and the percentage of common shares beneficially owned by each selling shareholder prior to the date of this prospectus, if such selling shareholder owns more than one percent of the outstanding common shares;

     o the number of common shares being offered hereby by each selling shareholder; and

     o the number of shares and the percentage of common shares to be beneficially owned by each selling shareholder after the sale of all common shares registered hereby, if such selling shareholder will own more than one percent of the outstanding common shares.

     To the extent not described above, the footnotes to the table below and the following discussion set forth all material relationships between us and the selling shareholders during the past three years, including the options that were granted to certain of the selling shareholders who are also our officers in order to induce them to join Moore in December 2000.

     The selling shareholders may offer and sell, from time to time, some or all of the common shares covered by this prospectus. We have registered the common shares covered by this prospectus for offer and sale by the selling shareholders so that those shares may be freely sold to the public by them. Registration of the common shares covered by this prospectus does not mean, however, that those shares necessarily will be offered or sold.

                                                SHARES BENEFICIALLY OWNED AS                     SHARES BENEFICIALLY
                                                             OF                                  OWNED IF ALL SHARES
                                                         MAY 31, 2002                            REGISTERED ARE SOLD
                                                ------------------------------                  ---------------------
                                                                                  NUMBER OF
                     NAME                           NUMBER      PERCENTAGE     SHARES OFFERED    NUMBER     PERCENTAGE
 ---------------------------------------------    ----------    ----------     --------------    ------     ----------
 Greenwich Street Capital Partners II, L.P.(1)    11,699,816          10.44        11,699,816          0
 Robert G. Burton(3)                               1,519,429           1.36         1,107,693    411,736         *
 Greenwich Street Employees Fund, L.P.(1)            698,445         *                698,445
 Greenwich Fund, L.P.(1)                             396,315         *                396,315          0
 GSCP Offshore Fund, L.P.(1)                         243,916         *                243,916          0
 Mark A. Angelson(4)                                 238,887         *                223,160     15,727
 James E. Lillie(3)                                  262,559         *                166,154     96,405         *
 Robert B. Lewis(3)                                  243,810         *                166,154     77,656         *
 Thomas J. Quinlan, III(3)                           194,725         *                138,462     56,263         *
 Jeffrey L. Berenson(2)                              157,635         *                157,635          0
 Raymond Minella(2)                                  110,504         *                110,504          0
 Gregg Feinstein                                     100,875         *                100,875          0
 Mark Alan Angelson 1997 Trust(4)                     83,077         *                 83,077          0
 Robert G. Burton, Jr.(3)                             86,335         *                 55,385     30,950         *
 Mark S. Hiltwein(3)                                  82,741         *                 55,385     27,356         *
 Michael Burton(3)                                    73,871         *                 55,385     18,486         *
 Michael Kraus                                        69,096         *                 69,096          0
 TRV Executive Fund, L.P.(1)                          57,663         *                 57,663          0
 Roger Altman                                         27,385         *                 27,385          0
 David Wheeler                                        13,838         *                 13,838          0
 Berenson & Minella(2)                                12,510         *                 12,510          0
 Richard Oh                                            8,303         *                  8,303          0
 Garth Klimchuk                                        6,919         *                  6,919          0
 Steven Wayne                                          6,138         *                  6,138          0
 Kathleen Powell                                       2,790         *                  2,790          0
                                                  ----------                       ----------    -------
     TOTAL                                        16,397,791                       15,663,003    734,788
                                                  ==========                       ==========    =======

----------
* Before the date of this prospectus, the selling shareholder owns, and after the completion of the sale of all of the common shares the selling shareholder will own, less than 1% of the outstanding common shares.

1. Greenwich Street Investments II, L.L.C. and GSCP (NJ), L.P. are the general partner and manager, respectively, of Greenwich Street Capital Partners II, L.P., GSCP Offshore Fund, L.P., Greenwich Fund, L.P., Greenwich Street Employees Fund, L.P. and TRV Executive Fund, L.P. GSCP (NJ), Inc. is the general partner of GSCP (NJ), L.P. For the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Greenwich Street Investments II, L.L.C., as general partner of these selling shareholders, GSCP (NJ), L.P., as manager of these selling shareholders, and GSCP (NJ), Inc., as general partner of the manager of these selling shareholders, may be deemed to beneficially own the shares held by these selling shareholders. Notwithstanding the foregoing, Greenwich Street Investments II, L.L.C., GSCP (NJ), L.P. and GSCP (NJ), Inc. disclaim beneficial ownership of the shares held by these selling shareholders. Alfred C. Eckert III is a director of Moore. As one of nine managing members of the general partner of, and through his position with the manager of, these selling shareholders, Mr. Eckert may be deemed for the purposes of Rule 13d-3 to beneficially own the shares held by these selling shareholders. Notwithstanding the foregoing, Mr. Eckert disclaims beneficial ownership of the shares held by these selling shareholders.

2. Berenson & Minella has performed advisory and investment banking services on behalf of Moore and received customary compensation in connection therewith. Jeffrey L. Berenson and Raymond Minella are principals of Berenson & Minella and may be deemed to beneficially own the shares held by Berenson & Minella.

3. The following individuals are officers of Moore: Robert G. Burton (Chairman, President and Chief Executive Officer), Robert B. Lewis (President, Business Communication Services), James E. Lillie (Executive Vice President, Operations and Secretary), Thomas J. Quinlan, III (Executive Vice President, Treasurer), Mark S. Hiltwein (Executive Vice President, Chief Financial Officer), Robert G. Burton, Jr. (Senior Vice President, Investor Relations and Business Development) and Michael Burton (Vice President, Operations-Commercial Division). Robert G Burton, Jr. and Michael Burton are sons of Robert G. Burton. The shares beneficially owned set forth in the foregoing table include options to purchase our common shares that are exercisable within the next 60 days. Specifically, options to purchase Series 1 preference shares were granted to Messrs. Robert G. Burton, Lewis, Lillie, Hiltwein, Robert Burton, Jr. and Michael Burton in December 2000. At our annual meeting of shareholders in April 2002, the terms of those options were amended to eliminate a cash-out option and make them exercisable for one common share per option instead of one Series 1 preference share per option. Mr. Robert G. Burton received 1,000,000 options, 250,000 of which are currently exercisable for our common shares, Messrs. Lewis and Lillie each received 200,000 options, 50,000 of which are currently exercisable for our common shares, Mr. Quinlan received 100,000 options, 25,000 of which are currently exercisable for our common shares, Mr. Hiltwein received 40,000 options, 10,000 of which are currently exercisable for our common shares, Mr. Robert Burton, Jr. received 30,000 options, 7,500 of which are currently exercisable for our common shares, and Mr. Michael Burton received 10,000 options, 2,500 of which are currently exercisable for our common shares.

4. Mr. Angelson is a member of our Board of Directors. Mr. Angelson may be deemed to beneficially own the shares beneficially owned by the Mark Alan Angelson Trust. The amount set forth in the foregoing table also includes 9,427 deferred share units and 6,300 vested options under the 2001 Long Term Incentive Plan.

AGREEMENT REGARDING DESIGNATION OF DIRECTOR NOMINEES

     Under the terms of the December 2000 debenture purchase agreement that we entered into with the Partnership, it was agreed that: (1) Mr. R. Theodore Ammon and Mr. Alfred C. Eckert, III (or two other persons specified by the Partnership as to which a majority of the Board does not have a bona fide objection) would be nominated for election as our directors; (2) Mr. Robert G. Burton, as our Chief Executive Officer, would be nominated for election as our director; and
(3) Mr. Newton N. Minow and Mr. John W. Stevens (or, if Mr. Minow or Mr. Stevens are unable or unwilling to act, other persons acceptable to the Partnership, acting reasonably) would be nominated for election as our directors. Upon Mr. Ammon's death, in November 2001, Mark A. Angelson was appointed to serve as non-executive Chairman and our director.

     The 2000 debenture purchase agreement provided that if, at any time, the Partnership and certain other specified entities, which we collectively refer to as the Restricted Group, own common shares issued on the conversion of the debenture which in the aggregate equal less than 50% of the initial number of common shares to which the Restricted Group was entitled, the Partnership would lose its right to designate one of the two director nominees denoted in each of
(1) and (3) in the paragraph above. Similarly, if at any time the Restricted Group owns common shares issued on the conversion of the debenture which in the aggregate equal less than 33 1/3% of the initial number of common shares to which the Restricted Group was entitled, the Partnership would have no further rights with respect to the nomination of directors. The Partnership dissolved on December 28, 2001 when the debenture was converted. In connection with the dissolution of the Partnership, the rights of the Partnership with respect to the nomination of directors were assigned to Greenwich Street Capital Partners II, L.P. and Greenwich Street Capital Partners II, L.P. advised us that so long as it was entitled to nominate two directors for election, it would nominate Messrs. Angelson and Eckert and in the event it was entitled to nominate only one director for election, it would nominate Mr. Eckert.

                         SHARES ELIGIBLE FOR FUTURE SALE

     As of April 30, 2002, we had outstanding 112,071,096 common shares. The common shares registered hereby are not freely tradeable without restriction or registration under the Securities Act. Other than 1,650,000 common shares newly issued on December 28, 2001, all of these shares are eligible for sale in accordance with Rule 144 or Rule 145 under the Securities Act.

     In general, under Rule 144 as currently in effect, any person who has beneficially owned shares for at least one year, including persons who may be deemed an "affiliate" of the Company, is entitled to sell within any three-month period a number of common shares that does not exceed the greater of (i) 1% of the then outstanding common shares or (ii) the average weekly trading volume in our common shares during the four calendar weeks preceding such sale. Such sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and to the availability of our current public information. In addition, any person who is not deemed our "affiliate," and who has beneficially owned his or her shares for at least two years, is entitled to sell such shares under Rule 144 without regard to the volume limitations, manner of sale provisions or notice requirements.

     While no predictions can be made of any effect that open market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time, sales of substantial amounts of our common shares in the public market, or the perception that such sales will occur, could adversely affect market prices and trading activities in our common stock. See "Risk Factors - Our share price may decline due to large numbers of shares eligible for future sale".

                              PLAN OF DISTRIBUTION


     The selling shareholders may offer and sell, from time to time, some or all of the common shares covered by this prospectus. We have registered the common shares covered by this prospectus for offer and sale by the selling shareholders so that those shares may be freely sold to the public by them. Registration of the common shares covered by this prospectus does not mean, however, that those shares necessarily will be offered or sold. We will not receive any proceeds from any sale by the selling shareholders of the securities. See "Use of Proceeds".


METHODS OF DISTRIBUTION BY SELLING SHAREHOLDERS

     Each of the selling shareholders may offer and sell any or all of the shares from time to time and in several different ways. For example, they may make sales:

     o  in privately negotiated transactions;

     o  through broker-dealers, who may act as agents or principals;

     o in a block trade in which a broker-dealer will attempt to sell a block of common shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o through one or more underwriters on a firm commitment or best-efforts basis;

     o  directly to one or more purchasers;

     o  through agents; or

     o  in any combination of the above.

     When selling the shares, the selling shareholders may enter into hedging transactions. For example, the selling shareholders may:

     o enter into transactions involving short sales of common shares by broker-dealers;

     o sell common shares short themselves and deliver the shares registered under this prospectus to settle such short sales or to close out stock loans incurred in connection with their short positions;

     o enter into option or other types of transactions that require the selling shareholders to deliver common shares to a broker-dealer or other person, who will then resell or transfer the common shares under this prospectus; or

     o loan or pledge the common shares to a broker-dealer or other person, who may sell the loaned shares or, in the event of default, sell the pledged shares.

     From time to time, the selling shareholders may offer shares through brokers, dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from any selling shareholder, agents and/or the purchasers for whom they may act as agent.

     Unless otherwise agreed, all shares will be sold in accordance with the terms of the registration rights agreements we have entered into with respect to the shares.

PREPARATION OF AN ADDITIONAL PROSPECTUS TO DESCRIBE THE METHOD OF SALE

     If necessary, we will prepare another prospectus to describe the method of sale in greater detail. As of the date of this prospectus, we do not know of any arrangements by the selling shareholders to sell the shares, nor do we know which brokerage firms the selling shareholders may select to sell the shares. In addition, the selling shareholders may sell the shares without the aid of a registration statement if it follows certain SEC rules, including Rule 144 under the Securities Act.

PARTIES THAT MAY BE DEEMED UNDERWRITERS

     The selling shareholders and any brokers, dealers or agents that participate in the distribution of the shares may be considered "underwriters" under the federal securities laws. If a selling shareholder is considered an underwriter, any profits on the sale of shares by it and any associated discounts, concessions or commissions may be considered underwriting compensation under the federal securities laws. In addition, if a selling shareholder is considered an underwriter, the selling shareholder may be subject to some liabilities for misstatements and omissions in the registration statement.

     We have agreed to indemnify the selling shareholders against certain liabilities arising in connection with this offering, including liabilities under the Securities Act or to contribute to payments that the selling shareholders may be required to make in that respect.

REGULATION OF SALES BY SELLING SHAREHOLDERS

     The selling shareholders and any other person participating in a sale or distribution of shares will be subject to applicable provisions of the Securities Exchange Act of 1934, which is the federal statute regulating sales of securities. Some rules and regulations issued by the SEC, including some limitations on activities during securities offerings and anti-fraud provisions, may limit when the selling shareholders, or any other person, may sell or purchase the shares.

     Specifically, and without limiting the preceding paragraph, the selling shareholders will be subject to Regulation M, the provisions of which may limit the timing of purchases and sales of common shares by the selling shareholders. These limitations may affect the marketability of the common shares.

     In some jurisdictions, the state securities laws require that the shares be offered or sold only through registered or licensed brokers or dealers. In addition, in some jurisdictions the shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

EXPENSES


     We will not receive any part of the proceeds from the sale of the shares. We will bear expenses we incur in registering the shares with the SEC. We estimate these expenses to be approximately $350,000. If and when we are required to update this prospectus, we may incur additional expenses in excess of the amount estimated above. The selling shareholders will pay their own expenses, including underwriting discounts, brokerage commissions, legal fees or similar expenses, in offering and selling the shares.


                            VALIDITY OF COMMON SHARES

     The validity of the common shares offered hereby has been passed upon for the Company by Osler, Hoskin & Harcourt LLP, Canadian counsel for Moore.

                                     EXPERTS

     The financial statements and the related financial statement schedule as of December 31, 2001 and for the year then ended, incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The financial statements and the related financial statement schedule as of December 31, 2000 and for the two years then ended, incorporated by reference in this prospectus have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their reports, which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth an itemization of all estimated expenses in connection with the issuance and distribution of the securities hereby registered, all of which are payable by Moore:


         Registration statement filing fee......................$ 17,682
         Legal fees and expenses................................ 200,000
         Accounting fees and expenses........................... 100,000
         Miscellaneous fees and expenses........................  50,000
                                                                --------
              Total.............................................$367,682
                                                                ========



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 124 of the Canada Business Corporations Act provides that a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. This right is limited to the extent that the individual (a) acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation's request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

     Section 19 of Moore's By-laws provides as follows:

         Section 19 - Protection of Directors, Officers and Others.
         (a) Subject to paragraphs (c) and (d), the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer or in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal or administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.
         (b) Subject to paragraph (d), the Corporation shall advance moneys to such individual for the costs, charges and expenses of a proceeding referred to in (a) provided such individual agrees in advance, in writing, to repay the moneys if the individual does not fulfill the condition of paragraph (c).
         (c) The Corporation may not indemnify an individual under paragraph (a) unless the individual:
                  (i) acted honestly and in good faith with a view to the best interests of the Corporation or other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request, as the case may be; and
                  (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful.
          (d) In respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour to which the individual is made a party because of the individual's association with the Corporation or other entity as described in paragraph (a), if the individual fulfils the conditions set out in paragraph (c), the Corporation shall seek and obtain the approval of a court prior to indemnifying against costs, charges and expenses reasonably incurred by the individual in connection with such action, or prior to advancing moneys to such individual under paragraph
                  (b).


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT NO.  DESCRIPTION
-----------  -----------


3.1          Articles of Continuance

3.2          By-Laws


4.1 Registration Rights Agreement, dated as of December 21, 2000, between the registrant and Chancery Lane/GSC Investors, L.P.*

4.2 Registration Rights Agreement, dated as of December 28, 2001, among the registrant, the GSC Investors listed on a schedule thereto and Chancery Lane/GSC Investors, L.P.**


5.1 Opinion of Osler, Hoskin & Harcourt LLP, as to validity of the common shares.


10.1 Debenture Purchase Agreement, dated as of December 12, 2000, between the registrant and Chancery Lane/GSC Investors, L.P.
             (including the form of 8.70% Subordinated Convertible Debenture Due
             June 30, 2009).**

10.2 Conversion Inducement Agreement, dated as of December 28, 2001, between the registrant and Chancery Lane/GSC Investors, L.P.***

10.3 Transfer Agreement, dated as of December 28, 2001, among the registrant, Greenwich Street Capital Partners II, L.P. and the other persons listed on the Schedule of Investors thereto.***

23.1         Consent of PricewaterhouseCoopers LLP.

23.2         Consent of Deloitte & Touche LLP.

23.3         Consent of Osler, Hoskin & Harcourt LLP (included in Exhibit 5.1).


24.1         Power of Attorney of Joan D. Manley.***


---------------

* Incorporated by reference from Exhibit 4.5 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

** Incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2001.

***  Previously filed.

ITEM  17. UNDERTAKINGS

     The undersigned registrant (the "Registrant") hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (a) To include any prospectus required by Section
                  10(a)(3) of the Securities Act of 1933 (as amended, and together with the rules and regulations thereunder, the "Securities Act");

                           (b) To reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                           (c) To include any material information with respect
                  to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         provided, however, that paragraphs (1)(a) and (1)(b) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or
         Section 15(d) of the Securities Exchange Act of 1934 (as amended, and together with the rules and regulations thereunder, the "Securities Exchange Act") that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                   (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise (other than pursuant to insurance), the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and may, therefore, be unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding and other than insurance payments) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford and the State of Connecticut, on this 19th day of June, 2002.


                                            MOORE CORPORATION LIMITED


                                            By: /s/ Robert G. Burton
                                               ---------------------------------
                                            Name:  Robert G. Burton
                                            Title: Chairman, President &
                                                   Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on June 19, 2002.

            SIGNATURE                                          TITLE                                   DATE
            ---------                                          -----                                   ----

/s/ Robert G. Burton                                  Chairman, President and                      June 19, 2002
----------------------------                          Chief Executive Officer
Robert G. Burton


/s/ Mark S. Hiltwein                     Executive Vice President, Chief Financial Officer         June 19, 2002
----------------------------
Mark S. Hiltwein


/s/ Richard T. Sansone                               Vice President, Controller                    June 19, 2002
----------------------------                       (Principal Accounting Officer)
Richard T. Sansone


/s/ Mark A. Angelson                                          Director                             June 19, 2002
----------------------------
Mark A. Angelson

                                                              Director                             June 19, 2002
----------------------------
Ronald J. Daniels


/s/ Alfred C. Eckert III                                      Director                             June 19, 2002
----------------------------
Alfred C. Eckert III


/s/ Joan D. Manley                                            Director                             June 19, 2002
----------------------------
Joan D. Manley


/s/ Lionel H. Schipper                                        Director                             June 19, 2002
----------------------------
Lionel H. Schipper


/s/ John W. Stevens                                           Director                             June 19, 2002
----------------------------
John W. Stevens

EXHIBIT INDEX

 EXHIBIT NO.                            DESCRIPTION                                              LOCATION
 -----------                            -----------                                              --------
 3.1                Articles of Continuance                                     Filed herewith.

 3.2                By-Laws                                                     Filed herewith.

 4.1                Registration Rights Agreement, dated as of                  Incorporated by reference from Exhibit 4.5
                    December 21, 2000, between the registrant and               to our Quarterly Report on Form 10-Q
                    Chancery Lane/GSC Investors, L.P.                           for the quarter ended September 30, 2001.

 4.2                Registration Rights Agreement, dated as of December         Incorporated by reference from Exhibit
                    28, 2001, among the registrant, the GSC Investors           4.5 to our Annual Report on Form 10-K for
                    listed on a schedule thereto and Chancery Lane/GSC          the year ended December 31, 2001.
                    Investors, L.P.

 5.1                Opinion of Osler, Hoskin & Harcourt LLP, as to the          Filed herewith.
                    validity of the common shares

 10.1               Debenture Purchase Agreement, dated as of December          Incorporated by reference from Exhibit
                    12, 2000, between the registrant and Chancery               4.2 to our Annual Report on Form 10-K for
                    Lane/GSC Investors, L.P. (including the form of             the year ended December 31, 2001.
                    8.70% Subordinated Convertible Debenture Due June
                    30, 2009).

 10.2               Conversion Inducement Agreement, dated as of                Previously filed.
                    December 28, 2001, between the registrant and
                    Chancery Lane/GSC Investors, L.P.

 10.3               Transfer Agreement, dated as of December 28, 2001,          Previously filed.
                    among the registrant, Greenwich Street Capital
                    Partners II, L.P. and the other persons listed on
                    the Schedule of Investors thereto.

 23.1               Consent of PricewaterhouseCoopers LLP                       Filed herewith.

 23.2               Consent of Deloitte & Touche LLP                            Filed herewith.

 23.3               Consent of  Osler, Hoskin & Harcourt LLP                    Included in Exhibit 5.1

 24.1               Power of Attorney of Joan D. Manley                         Previously filed.